

Annual Report

2017

Annual Report 2017

Throughout this document, mentions of Involved, refer to Involved, Inc., a corporation formed on March 2, 2017, in Delaware (the "issuer"). The issuer's physical address is 3 Higgins Street, Allston, MA 02134.

You may contact the issuer by emailing jacob@involved.mobi. This annual report is posted on the issuer's website, involved.mobi. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Involved, Inc. ("Involved") is a corporation formed on March 2, 2017 in Delaware. The issuer's physical address is 3 Higgins Street, Allston, MA 02134. The issuer's web site may be accessed at involved.mobi.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JACOB DANSEY

Board positions with Involved

Dates	Position	Principal Occupation
3/2017 - Current	Director	President/CEO

Positions with Involved

Dates	Position	Responsibilities
3/2017- Current	President/CEO	Sets vision and strategy of company; Ensures enough capital; Assists with software development, sales, finance, fundraising, marketing, PR and hiring

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
6/2016-8/2016	CACI	*Title*: Engineering Intern, Developer for scheduling software
		Principal Business: CACI provides information

solutions and services in support of national security missions and government transformation for Intelligence, Defense, and Federal Civilian customers.

Responsibilities: Develop a constraint-based scheduling algorithm that optimizes cell tower coverage.

RICK DANSEY

Board positions with Involved

Dates	Position	Principal Occupation
3/2017 - Current	Director	Chief Growth Officer at TeraThink

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/2017- Current	TeraThink	*Title*: Chief Growth Officer *Principal Business:* TeraThink was incorporated in 2002 with a primary focus of providing enterprise resource planning (ERP) integration services to the federal government *Responsibilities*: As Chief Growth Officer, Mr. Dansey is responsible for the business growth and strategic direction at Terathink, which has grown from $42M to $80M in annual revenue since Mr. Dansey came to TeraThink in February 2017.

JOHN KNOLLMEYER

Positions with Involved

Dates	Position	Responsibilities
3/2/2017- Current	Chief Technology Officer	Responsible for overseeing all technical aspects of the company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
8/2017-Current	Amazon	*Title*: Software Developer *Principal Business*: E-commerce *Responsibilities*: Works on Amazon's Alexa software
5/2016-8/2016	MathWorks	*Title*: Software Engineering Intern *Principal Business*: MathWorks develops, sells, and supports MATLAB and Simulink products. *Responsibilities*: Assisted in development of MathWorks software

CALEB MCDERMOTT

Positions with Involved

Dates	Position	Responsibilities
3/2/2017	Head of Marketing	In charge of marketing strategy and execution; Assists with sales, design, hiring.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2/2015 - 9/2015	Pinch App	*Title*: Marketing and Business Development Intern Marketer *Principal Business*: On-Demand Services Application *Responsibilities*: Responsible for creating a voice through social media, and grassroot campaigns for the Pinch mobile app.
8/2015 - Present	Colleen Foundation	*Title*: Founder *Principal Business*: Philanthropy and Entertainment *Responsibilities*: Organizing, marketing, and hosting philanthropic events in Boston area to benefit Dana Farber Cancer Hospital.

Dates: 5/2016 - 9/2016	'Stache Media (Sony Music)	*Title*: Market Strategy Intern (SLR)
		Principal Business: Marketing
		Responsibilities: Developing marketing campaigns, planning promotional activities, creating performance reports, leading street team activities.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Jacob Dansey owns 2,275,581 shares of Common Stock, representing a voting power of 52.21%. John Knollmeyer owns 1,162,791 shares of Common Stock, representing a voting power of 26.68%.

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Our mission at Involved is to increase civic engagement by finding a way to reach the average citizen. What we are is a micro-polling software, allowing representatives to send out single question surveys through their mailing list, social media, and our app. Residents can respond in one click, leave private comments and share the question with friends and neighbors with an easy link.

With Involved, our vision is to be a virtual office for elected officials around the world. What this means is that every citizen will have immediate access to their representatives to report issues and voice their opinion. In order to tackle this, we see ourselves expanding beyond micro-polling in to the CRM space and using machine learning to analyze and bucket information coming in from various mediums.

5. How many employees does the issuer currently have? (§ 227.201(e))

3

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. We are a young, bright team that recently graduated college which means we are relatively inexperienced. However, we believe we are balancing our lack of employment history through a strong network of mentors and advisors in the Boston startup ecosystem.
2. There is a market risk associated with getting people to participate in an application such as this. Our value proposition is in appealing to a large audience by making it easier to interact.
3. Our CTO, John Knollmeyer works at Amazon and is working for Involved part-time until we can sustain another full-time employee.
4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

5. The market for cloud applications is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.
6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.
7. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.
8. We are subject to the data privacy and protection laws and regulations adopted by federal and state governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business
9. Startups are an inherently risky investment due to the volatility of early stage companies. Startups have fewer resources and experience compared to larger corporations. They may not be able to raise additional funding or achieve profitability before running out of capital, so there's a risk of not achieving a liquidity event.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	4,358,761	Yes	

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.
As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the

company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

To determine the value of the company, we used a pre-money valuation report conducted by Gust that took into account factors such as team, traction and market opportunity. This valuation tool can be found at https://gust.com/. We believe this valuation model would be an appropriate method to determine the value of the company in the future.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Involved, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Involved and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/2017	Common Stock	$56,502	Section 4(a)(6)	Operating Capital

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: Raised $56,502 in Common Stock on Netcapital at a post-money valuation of $1,213,736

Operating History: Founded in February of 2017.

Operating Expenses: The money raised on Netcapital has gone to living expenses for Caleb and Jacob, hosting and administrative expenses, and marketing. The monthly burn rate on this has fluctuated between $3000-$9000 depending on marketing purchases made.

Revenue: Since raising, we have received our first payment from a customer, State Senator Michael Brady, for $120 to get started on the platform.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Involved has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Involved will file a report electronically with the SEC annually and post the report on its web site (involved.mobi) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Involved, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Jacob Dansey, certify that the financial statements of Involved, Inc. included in this Form are true and complete in all material respects.

/s/ Jacob Dansey

X_____

Name: Jacob Dansey

 Title: Chief Executive Officer

Date: April 24, 2018

2017 Financial Statements

Involved, Inc.

Statement of Changes in Shareholders' Equity

From March 2, 2017 (Inception) to December 31, 2017

(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, April 6, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Initial issuance of shares	4,454,944	445			445
Sale of common stock	226,008	23	56,472		56,495
Net loss				(6,706)	(6,706)
Balance, December 31, 2017	4,680,952	$ 468	$56,472	$(6,706)	$ 50,234

Involved, Inc.
Statement of Comprehensive Income
(Unaudited)

		For the Peridod March 2, 2017 (Inception) to December 31, 2017
Grant income	$	10,000
Office		1,475
Wages		12,125
Travel		167
Marketing/Advertising		1,686
Research/Development		988
Hosting/Technology		131
Administrative		134
Total Operating Expenses		16,706
Net loss	$	(6,706)

Involved, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period March 2, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net income	$ (6,706)
Changes in operating assets and liabilities:	-
Net cash used in operating activities	(6,706)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Sale of common stock	56,940
Net cash provided by financing activities	56,940
Net cash increase for period	50,234
Cash at beginning of period	-
Cash at end of period	$ 50,234
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

15

Involved, Inc.
Balance Sheet
(Unaudited)

	December 31, 2017
ASSETS	
Cash	$ 50,234
Total current assets	50,234
Total assets	$ 50,234
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	$ -
Common stock, par value $0.0001; 10,000,000 shares authorized, 4,680,952 issued and outstanding	468
Capital in excess of par value	56,472
Retained deficit	(6,706)
Total shareholders' equity	50,234
Total liabilities and shareholders' equity	$ 50,234